FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated October 6, 2010

Deutsche Bank Aktiengesellschaft

Final Term Sheet
Ordinary Shares

Issuer	Deutsche Bank Aktiengesellschaft

Securities	Ordinary shares with no par value and nominal value of €2.56 each.

Aggregate Number of Ordinary Shares	308,640,625 (of which 57,845,000 ordinary shares have been registered with the Securities and Exchange Commission for offer and sales in the United States)

Number of Shares Validly Subscribed for in the Rights Offering	306,511,140

Number of Remaining Shares Sold in Open Market Transactions
2,129,485 new ordinary shares, including ordinary shares for which rights have not been validly exercised comprising an aggregate of 1,866,230 new shares and an amount of new shares for which the subscription rights have been excluded based on the number of our own shares that we held as of the evening of September 21, 2010, comprising an aggregate of 263,255 new shares.

Average Price of Remaining Shares	€41.3402 per ordinary share

Closing Deutsche Bank AG Share Price on October 5, 2010	The closing price per share on October 5, 2010 was €40.54 on the Frankfurt Stock Exchange (Xetra) and $56.54 on the New York Stock Exchange.

Discounts and Commissions	€0.7425 per ordinary share

Net Proceeds to the Issuer (before taxes and expenses)
€32.2575 per ordinary share and €9,887,283,099 in the aggregate in the rights offering based on a subscription price of €33.00.  €40.5977 per ordinary share and €86,452,193 in the aggregate from the sale of the new ordinary shares in open market transactions based on an average sale price of €41.3402 per ordinary share.

Total Net Proceeds to Issuer (before taxes and expenses)	Approximately €9.97 billion

Settlement Date	October 8, 2010

Listing
The new ordinary shares have been listed on the Frankfurt Stock Exchange and the regulated markets of the stock exchanges of Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart under the ticker symbol DBK and admitted for trading on the New York Stock Exchange under the ticker symbol DB.  The first trading day is October 6, 2010.

Exchange Rate
For purposes of this offering, we have used the European Central Bank foreign exchange reference rate for U.S. dollars for Euros (which we refer to as the ECB Reference Rate) to determine the exchange rate at which U.S. dollars are to be converted into Euros to exercise rights to subscribe for new shares.  The ECB Reference rate is fixed and reported daily and can thus be used to translate U.S. dollars into Euros on the date of the closing in Germany.  In October 2010 through October 6, the highest rate reported for the purchase of Euros was $1.3856 and the lowest was $1.3705.  On October 6, 2010, the ECB Reference Rate was $1.3856 = €1.00.  The final U.S. dollar subscription price for U.S. shareholders exercising their rights in the rights offering is $45.7248 per new ordinary share, or €33.00 at the ECB Reference Rate on October 6, 2010.

Share Capital
As of October 5, 2010, our share capital amounted to €2,379,519,078.40 consisting of 929,499,640 no par value ordinary registered shares, each representing a notional par value of €2.56 in our share capital and carrying full dividend rights as from January 1, 2010.

Stock Exchange Prices in September and October
In September 2010, the highest closing price per share on the Frankfurt Stock Exchange (Xetra) was €50.98 and the lowest closing price per share was €39.26.  On the New York Stock Exchange in September 2010, the highest closing price per share was $64.89 and the lowest was $53.27.

In October 2010 through October 5, the highest closing price per share on the Frankfurt Stock Exchange (Xetra) was €40.54 and the lowest closing price per share was €39.58.  On the New York Stock Exchange in October 2010 through October 5, the highest closing price per share was $56.54 and the lowest was $54.24.

Dilution	The sales of new ordinary shares in open market transactions have not had a material effect on our dilution as disclosed in the related prospectus supplement dated September 21, 2010.
The following information of Deutsche Bank AG and the securities is available from the SEC’s website and accompanies this free writing prospectus:

http://www.sec.gov/Archives/edgar/data/1159508/000095012310088180/0000950123-10-088180-index.htm

http://www.sec.gov/Archives/edgar/data/1159508/000095012310087768/0000950123-10-087768-index.htm

http://www.sec.gov/Archives/edgar/data/1159508/000095012309046947/0000950123-09-046947-index.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this Final Term Sheet relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting IDEA on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG at +49-910-00 or UBS Investment Bank at +1-888-827-7275, ext. 3884.